Exhibit 3

RESULTS 3Q18 October 25, 2018

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

||Financial Results Summary Net Sales Operating EBITDA Margin EBITDA (US$M) (US$M) (%) -9% 928 849 -8% 302 -22% -4.0pp 277 -17% 1% -2.2pp 242 26 . 72 . 9% 188. 1% 23 22 60. 7% 21 9M17 9M18 3Q17 3Q18 9M17 9M18 3Q17 3Q18 9M17 9M18 3Q17 3Q18 3

Consolidated Volumes and Prices 9M18 9M17 vs. 3Q18 3Q17 vs. 3Q18 2Q18 vs. Volume -8% -7% 1% Domestic gray Price (USD) 1% 2% -3% cement Price (LtL ) 1% 3% -2% 1 Ready-mix Volume -11% -9% 7% concrete Price (USD) -1% -3% -2% Price (LtL1) -2% -2% 0% Volume -8% -8% 0% Aggregates Price (USD) -3% -2% 3% Price (LtL1) -4% -2% 5% (1) Like-to-like prices adjusted for foreign-exchange fluctuations Cement volumes increased sequentially 1% during 3Q18, driven by improved volumes in Colombia after the elections and in Panama after the strike, partially offset by lower volumes in Costa Rica and Rest of CLH Cement prices during the quarter increased by 3% in local currency and by 2% in U.S. dollar terms, on a year-over-year basis driven by improved prices in Colombia and Costa Rica; our cement prices in Colombia were 6% higher than those of the same quarter of last year 4

||EBITDA Variation 9M18 -22% 242 -56 4 -2 0 1 0 188 EBITDA Vol Price O. Costs Dist SG&A Fx EBITDA 9M17 9M18 26.1% 22.1% -4.0pp EBITDA EBITDA Margin 9M17 Margin 9M18 5

||Net debt reduction 9M18 -71 882 -59 25 811 -31 -6 Net Debt Free Cash Flow Brazil Other Fine in Colombia Net Debt 3 Dec. 17 9M18 Divestment Sep. 18 1 2 (1) Excludes “fine in Colombia” (2) Gross amount (3) Fine imposed by the Colombian Superintendence of Industry and Commerce (SIC), paid on January 5, 2018 and reflected in the “Other cash items” line of the Free Cash Flow. In July 6 2018, CEMEX Colombia filed in the administrative court an annulment and reestablishment of right claim against the decision of the SIC

REGIONAL HIGHLIGHTS 3Q 1 8 Results

Results Highlights Colombia

Colombia –Results Highlights 9M18 9M17 % var 3Q18 3Q17 % var Net Sales 399 432 -8% 134 142 -5% Financial Op. EBITDA Summary 73 83 -12% 26 22 16% US$ Million as % net sales 18.2% 19.2% (1.0pp) 19.4% 15.9% 3.5pp 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement -10% -8% 7% Volume Ready mix -13% -11% 4% Aggregates -13% -12% 4% 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement 2% 6% -1% Price (Local Currency) Ready mix 0% 0% -2% Aggregates -2% 0% 2% Our quarterly EBITDA increased by 16% and EBITDA margin improved by 3.5pp despite lower volumes on a year-over-year basis Our cement volumes increased by 7% sequentially during 3Q18 reflecting the acceleration of industry demand after the elections; our estimated market position slightly improved sequentially during 3Q18 Our EBITDA margin improved by 3.5pp during 3Q18, due to higher prices, lower cement-maintenance costs, and one-off effects that negatively impacted our 3Q17 results, partially offset by higher-freight costs and lower volumes 9

Colombia –Residential Sector During this 4Q18, we expect the residential sector to stabilize, supported by low interest rates, as well as by improvements in consumer confidence and in the intention-to-buy-a-home indicator We estimate that national-cement dispatches to this sector declined in the low-single digits during 3Q18 Social housing construction permits increased in the double digits YTD August along with healthy levels of home inventories The new government recently announced the pillars of their housing strategy in the next four years, with a home-construction-starts target of 1 million in this period, or about 250 thousand per year, a new rent-to-buy program and a new home-improvement program, among other initiatives 10

Colombia –Infrastructure Sector We expect the infrastructure sector to increase in the double-digits during 4Q18; our volumes should continue to be supported by projects under execution Positive performance in this sector during 3Q18 our volumes were driven by the Salitre water-treatment plant and the CETIC Hospital, additionally, we supplied to the new garage of the Cali BRT system and to a group of 210 schools across the country We continued dispatching our products to several 4G projects including Autopista Mar 1, Autopista al Rio Magdalena 2, Bucaramanga-Barranca-Yondó and Bucaramanga-Pamplona We estimate 4G projects to demand 430,000 m3 in total for 2018, of which we already supplied 130,000, and we expect to supply around 30,000 more during 4Q18 11

Results Highlights Panama

Panama –Results Highlights 9M18 9M17 % var 3Q18 3Q17 % var Net Sales 169 212 -20% 58 71 -18% Financial Op. EBITDA Summary 51 88 -42% 16 30 -44% US$ Million as % net sales 30.2% 41.3% (11.1pp) 28.5% 42.1% (13.6pp) 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement -20% -16% 10% Volume Ready mix -18% -9% 36% Aggregates -7% -13% 4% 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement -1% -1% -1% Price (Local Currency) Ready mix -8% -9% 2% Aggregates 0% 9% 10% Our cement volumes improved on a sequential basis by 10% during 3Q18, mainly due to a low comparison base with the previous quarter which was affected by the construction-workers strike Our quarterly cement volumes declined by 16% YoY mainly due to a subdued market demand as well as to a lower market-position YoY; we observed no significant imports during the quarter Our EBITDA margin declined, mainly due to lower sales, higher variable costs—mostly electricity and higher clinker-factor—, a non-recurrent inventory write-off effect, as well as an inventory drawdown effect 13

Panama –Sectors Highlights During 4Q18, ongoing infrastructure projects should provide volume support, particularly the Panama-Northern Corridor, the Transísmica-Road rehabilitation, and the ITSE college Weakness in the residential and industrial-and-commercial sectors expected to continue, inventory continues to be high in the middle-and high-end residential segments, as well as in offices For 2019, the government recently awarded two relevant infrastructure projects. First, the Corredor de las Playas highway with an investment of US$540 million, which is expected to start during 1Q19. And second, the fourth bridge over the canal, with an investment of US$1.4 billion, and which should start construction during 4Q19. We also expect that the third line of the Panama City metro be awarded during 1H19 and start construction during 1Q20 14

Results Highlights Costa Rica

Costa Rica –Results Highlights 9M18 9M17 % var 3Q18 3Q17 % var Net Sales 112 114 -2% 33 37 -11% Financial Op. EBITDA Summary 37 40 -8% 11 13 -12% US$ Million as % net sales 32.9% 35.2% (2.3pp) 34.8% 35.1% (0.3pp) 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement 6% -4% -20% Volume Ready mix 10% -6% -7% Aggregates 9% 18% 13% 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement 2% 3% -1% Price (Local Currency) Ready mix 2% 8% 3% Aggregates -13% -21% -9% We estimate that national-cement-demand declined ~9% during 3Q18, about 2pp of this decline due to a state-workers strike that lowered activity for 21 days in the month of September Our 3Q18 cement volumes outperformed the industry YoY due to an improvement in our estimated market position, however, our estimated position declined during the quarter on a sequential basis due to a new competitor that commissioned a grinding mill in July Our EBITDA margin declined by 0.3pp during 3Q18, higher cement and ready-mix prices were more than offset by lower volumes and a 17% increase in energy costs 16

Costa Rica –Sector Highlights For 4Q18, demand for our products should be supported by projects currently under execution like the wholesale market in the North-Pacific region, the new building for the Parliament, the new Central-Bank building, as well as by the new Coca-Cola plant The government recently announced a plan to reactivate the Costa Rican economy, that includes infrastructure investments for US$4.6 billion, out of which US$3 billion could be spent between 2019 & 2022. The government is ready to deploy US$350 millions of available credit from the Inter-American Development Bank in the short term to start road projects like Ruta 32 Cruce a Río Frío- Limón and Ruta 1 Cañas Limonal 17

Results Highlights Rest of CLH

Rest of CLH –Results Highlights 9M18 9M17 % var 3Q18 3Q17 % var Net Sales 180 189 -5% 56 57 -2% Financial Op. EBITDA Summary 56 68 -17% 16 20 -21% US$ Million as % net sales 31.2% 35.8% (4.6pp) 27.7% 34.2% (6.5pp) 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement -3% 2% -3% Volume Ready mix 5% 12% -13% Aggregates 6% -17% -66% 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement 1% 0% -1% Price (Local Currency) Ready mix -1% -7% 0% Aggregates -6% -21% 1% Our EBITDA declined by 21% during the quarter mainly due to lower results in Nicaragua Our cement and ready-mix volumes increased by 2% and 12%, respectively, higher cement volumes in Guatemala and El Salvador more than offset lower volumes in Nicaragua Our EBITDA margin declined by 6.5pp mainly due to lower volumes in Nicaragua, lower prices in US-dollar terms, higher energy costs in Nicaragua, as well as to higher purchased-clinker costs in Guatemala, partially offset by lower fixed costs and SG&A 19

Nicaragua –Sector Highlights Because of the economic deterioration, we expect our volumes to decrease in the high-single digits during 4Q18 on a sequential basis Although violence in the country receded, consumer and business confidence has been severely damaged by the socio-political crisis, particularly affecting the tourism and construction sectors Our cement volumes during the quarter declined by 13% YoY and by 2% QoQ, our cement volumes were mainly supported by the continued activity in ongoing road projects from the government We reduced our operating expenses in the country by 45%, As we do not foresee the socio-political situation improving in the short term 20

Guatemala –Sector Highlights Our cement and ready-mix volumes increased, by 14% and 19%, respectively, during 3Q18 The residential and industrial-and-commercial sectors were the main drivers of demand during the quarter supported by vertical-housing projects and shopping malls in Guatemala City We expect increased construction activity in coming months, as Guatemala will have general elections for president, congress and mayors in June 2019 21

OTHER INFORMATION 3Q18 Results

Free Cash Flow US$ Million 9M18 9M17 % var 3Q18 3Q17 % var Operating. EBIT EBITDA 188 242 -22% 60 72 -17% - Net financial expense 43 47 14 14 - Maintenance Capex 26 36 11 13 - Change in working cap 10 -8 0 5 - Taxes paid 40 83 15 19 - Other cash items (net) 32 4 4 2 - Free cash flow 1 4 -2 1 discontinued operations Free Cash Flow 35 77 -55% 16 19 -13% After Maintenance Capex - Strategic Capex 0 30 -1 2 Free Cash Flow 34 46 -26% 17 17 3% Free Cash Flow increased by 3% during 3Q18, lower financial expenses, capex, taxes and working capital variation, more than offset the EBITDA decline Additionally, we received ~US$31 million during 3Q18, related to the gross proceeds from the sale of our cement-distribution business in Brazil Free cash flow plus the proceeds from the Brazil divestment mainly used to reduce debt, Net debt decreased by US$45 millions in this period and the net-debt-to-EBITDA ratio dropped to 3.1x 23

Income statement items Controlling interest net income reached US$20 million during 3Q18, US$8 million lower YoY primarily driven by lower gross profit and a negative effect in discontinued operations, partially offset by a positive effect in other expenses, net, as well as lower financial expenses and taxes Other expenses, net, were positive US$5 million include the positive impact from a reversal in a provision of about US$12.5 million related to the “Laserna” case in Colombia, which was resolved in our favor, partially offset by some other provisions made during the quarter Discontinued operations resulted in a loss of US$9 million, mainly due to completion of the Brazil divestment 24

2018 Guidance Volume YoY% Cement Ready - Mix Aggregates Colombia -8% -11% -14% Cement Ready - Mix Aggregates Panama -16% -16% 0% Costa Rica Cement Ready - Mix Aggregates 3% 5% 9% Consolidated volumes: - Cement: -8% - Ready-mix: -10% - Aggregates: -9% Total Capex US$55 M Maintenance Capex US$50 M Strategic Capex US$5 M Consolidated Cash taxes US$70 M 25

Consolidated debt as of September 30, 2018 US$ Million 500 204 130 2018 2020 2023 Type Currency Cost US$ M Banks COP 8.80% 10 Intercompany USD 6ML + 250 bps 130 Intercompany USD 6ML + 255 bps 194 Intercompany USD Fixed 5.65% 500 Average Cost / Total USD 5.41%1 834 (1) Average Cost of USD denominated debt The term “Intercompany” refers to debt with subsidiaries of CEMEX S.A.B. de C.V. US $834 M Total debt 3.1x Net Debt / EBITDA Interest Rate Variable Fixed 26

RESULTS 3Q18 October 25, 2018